Mail Stop 4561

April 1, 2009

Robert H.B. Baldwin, Jr.
President and Chief Financial Officer
Heartland Payment Systems, Inc.
90 Nassau Street
Princeton, NJ 08542

> **Re:** **Heartland Payment Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 001-32594**

Dear Mr. Baldwin:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Credit Facility, page 67

1.  We note your general disclosure regarding the covenants on your revolving credit facility and term credit facility. Please advise what consideration you gave to disclosing the details of these covenants. See Item 303(a)(1) of Regulation S-K and Section IV.C of SEC Release 33-8350.

Notes to Consolidated Financial Statements

Note 8. Intangible Assets and Goodwill, page 97

2.      You state that you used third party appraisal firms to help you estimate the fair values of assets acquired and liabilities assumed in connection with your acquisitions of CPOS, Network Services and Chockstone.  Please provide us with a detailed explanation of the nature and extent of the third party's involvement in each respective matter and the scope of management's reliance on the information provided by the referenced third parties in deriving the relevant valuations used for financial reporting purposes.  Also, tell us how you considered the guidance in Rule 436(b) of Regulation C and Question 141.02 of the Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, regarding the reference to this specialist.

Item 9A. Controls and Procedures

Management Annual Report on Internal Control over Financial Reporting, page 114

3.      We note in your annual report on internal control over financial reporting that you have not included a statement that the registered public accounting firm that audited the financial statements has issued an attestation report on the your internal control over financial reporting.  Tell us how you considered including this statement pursuant to Item 308(a)(4) of Regulation S-K.

Exhibit Index

4.      We note that your exhibit index does not list your Amended and Restated Credit Agreement with JPMorgan Chase, as administrative agent, and certain lenders dated as of May 30, 2008.  It appears that this agreement should be incorporated by reference into your Form 10-K from Exhibit 10.1 to your Form 8-K filed on June 4, 2008.  See Item 601(b)(4) of Regulation S-K.  Please advise.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters.  Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or if further assistance is required, Mark Shuman, Legal Branch Chief, at (202) 551-3462.  If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,


Kathleen Collins
Accounting Branch Chief